ADMINISTRATION AGREEMENT
ADMINISTRATION AGREEMENT, made as of September [ ] , 2006 between Kayne Anderson Energy Development Company, a Maryland corporation (the “Company”), and Bear Stearns Funds Management Inc., a Delaware corporation (the “Administrator”).
W I T N E S S E T H:
WHEREAS, the Company is a closed-end, non-diversified, management investment company, and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and
WHEREAS, the Company has retained an investment adviser for the purpose of investing its assets in securities and desires to retain the Administrator for certain administrative services, and the Administrator is willing to furnish such administrative services on the terms and conditions hereinafter set forth;
NOW, THEREFORE, the parties hereto agree as follows:
1.	Appointment. The Company hereby appoints the Administrator to provide the services set forth below, subject to the overall supervision of the Board of Directors of the Company (the “Board”) for the period and on the terms set forth in this Agreement. The Administrator hereby accepts such appointment and agrees during such period to render the services herein described and to assume the obligations herein set forth; for the compensation herein provided.

2.	Description of Services. Subject to the supervision of the Board and the officers of the Company, the Administrator shall provide office facilities and personnel to assist the officers of the Company in the performance of the following services:
(a)	Consult with the Company’s officers, registered public accounting firm, legal counsel, custodian, accounting agent and transfer agent in establishing the accounting policies of the Company;

(b)	Oversee the maintenance by the Company’s custodian of certain books and records of the Company as required under the Investment Company Act and maintain (or oversee maintenance by such other persons as approved by the Board) such other books and records (other than those maintained by the investment adviser and other Company service providers) required by law or for the proper operation of the Company;

(c)	Review the appropriateness of and arrange for the payment of the Company’s expenses;

(d)	Oversee and review calculations of fees paid to the Administrator, the Company’s investment adviser, its custodian, and any other service providers of the Company as determined and recorded by the Company’s accounting agent;

(e)	Prepare, maintain and disseminate total return performance calculations on at least a quarterly basis;

(f)	Prepare for review and approval by officers of the Company, financial information for the Company’s quarterly, semi-annual, annual and other periodic reports, proxy statements and other communications with shareholders required or otherwise to be sent to the Company’s shareholders, and arrange for the printing and dissemination of such reports and communications to shareholders;

(g)	Prepare for review by an officer of the Company, the Company’s periodic financial reports required to be incorporated into and filed with the Securities and Exchange Commission (“SEC”) on Form 10-K, Form 10-Q and Form N-2 and such other reports, forms or filings (e.g., Form 8-K), as may be mutually agreed upon;

(h)	Prepare the financial information for certain SEC filings (e.g., proxy statements), review such filings as prepared by the Company’s counsel in their entirety and provide comments to the Company’s management and other appropriate parties (e.g., legal counsel);

(i)	Assist in the preparation and the filing of the Company’s federal, state and local income tax returns and any other required tax return;

(j)	Prepare, distribute and file with the Internal Revenue Service, Form 1099-MISC for payments made to the Company’s directors, legal counsel and registered public accounting firm;

(k)	Compute the amount of dividends and distributions to be paid by the Company; ensure proper notification accompanying payment(s), if applicable, and year-end reporting of such dividends and distributions;

(l)	Develop and implement procedures to assist the investment adviser in monitoring, on a periodic basis, compliance with regulatory requirements and the Company’s investment objectives, policies and restrictions as set forth in the Company’s prospectus and as amended by the Board and by the Company’s shareholders;

(m)	Review implementation of any stock purchase or dividend reinvestment programs authorized by the Board;

(n)	Review of dividend and distribution notifications sent to Company shareholders;

(o)	Assist the Company in obtaining any required insurance;

(p)	File with the SEC the fidelity bond and arrange for the preparation of a memorandum or other appropriate correspondence that outlines the terms and conditions of such policy;

(q)	Prepare such financial information reports as may be required by any stock exchange or exchanges on which the Company’s shares are listed;

(r)	Monitor any share repurchase program the Company may engage in, including the timely reporting of such information to any stock exchange or exchanges on which the Company’s shares are listed;

(s)	Review the notice and agenda for any regularly scheduled board meetings, audit committee meeting or other meetings of committees of the board, as drafted by Company counsel or other competent parties. Such notices and agendas will be subject to the approval of Company counsel prior to the distribution to the Board or any committee members thereof;
(t)	Assist Company management and Company counsel in the coordination of the production and distribution of the board materials to the directors, officers and other directly-interested parties (e.g., legal counsel, registered public accounting firm) and provide meeting facilities, if necessary;

(u)	Review drafts of the minutes of meetings of the Board (including committees thereof) and shareholder meetings as prepared by Company counsel or other competent parties, incorporating comments and revisions received from Company management, Company counsel and other interested parities;

(v)	Manage the process with respect to the shareholder meetings. Specifically, arrange for the solicitation of proxies (including engaging a proxy solicitor), oversee the tabulation of votes, and provide the meeting facilities, if necessary;

(w)	Gather news and market updates on the Company;

(x)	Respond to or refer to the Company’s officers or its transfer agent, shareholder inquiries relating to the Company;

(y)	Prepare reports relating to the business and affairs of the Company as may be mutually agreed upon and not otherwise appropriately prepared by the Company’s investment adviser, its custodian, transfer agent, legal counsel or registered public accounting firm;

(z)	Make such reports and recommendations to the Board concerning the performance and fees of the Company’s other service providers as the Board may reasonably request or deem appropriate;

(aa)	Provide communication and coordination services with regard to the Company’s investment adviser, its transfer agent, custodian and other service providers that render recordkeeping or shareholder communication services to the Company; and

(bb)	Provide such assistance to the Company’s investment adviser, its custodian, transfer agent, legal counsel and registered public accounting firm as generally may be required to properly carry on the business and operations of the Company.

(cc)	Assist the Company with its compliance efforts related to Section 404 of the Sarbanes Oxley Act of 2002.
All services are to be furnished through the medium of any directors, officers or employees of the Administrator, as the Administrator deems appropriate in order to fulfill its obligations hereunder.
Each party shall bear all its own expenses incurred in connection with this Agreement, except as noted below.

3.	Compensation. The Company will pay the Administrator a quarterly fee at the annual rate of 0.10% of the first $150 million; 0.08% on the next $100 million; 0.06% on the next $250 million; and 0.02% on amounts over $500 million of its average total assets determined on the last day of the quarter on which the New York Stock Exchange is open for business. Average total assets for each quarterly period are determined by averaging the total assets at the last business day of that quarter with the total assets at the last business day of the prior quarter (or as of the commencement of operations for the initial period if a partial quarter). The total assets shall be equal to the gross asset value (which includes assets attributable to or proceeds from the use of leverage instruments), minus the sum of the accrued and unpaid dividends and distributions on common stock and accrued and unpaid dividends on preferred stock and accrued liabilities (other than liabilities associated with leverage used). Liabilities associated with leverage include the principal amount of commercial paper or notes that are issued, the liquidation preference of the outstanding preferred stock, and other liabilities from other forms of leverage such as short positions and put or call options held or written by the Company.

In addition to the fee, the Company will be required to reimburse to the Administrator all reasonable out-of-pocket expenses incurred by the Administrator for attendance at any meetings (outside of the New York metropolitan area) of the Board, or any committees of such Board, or at any other meetings or presentations for which the Administrator is required to attend.

4.	Responsibility of Administrator. The Administrator assumes no responsibility under this Agreement other than to render the services called for hereunder, and specifically assumes no responsibilities for investment advice or the investment or reinvestment of the Company’s assets.

5.	Indemnification. The Administrator shall not be liable to the Company for any action taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under this Agreement, and the Company shall indemnify the Administrator and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Administrator in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security shareholders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under this Agreement; provided, however, that nothing contained herein shall protect or be deemed to protect the Administrator against or entitle or be deemed to entitle the Administrator to indemnification in respect of any liability to the Company or its security holders to which the Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or, by reason of its reckless disregard of its duties and obligations under this Agreement. The Administrator shall indemnify the Company for damages resulting from the Administrator’s willful misfeasance, bad faith or gross negligence in the performance of any of its duties or obligations under this Agreement. In no event shall the Administrator be liable for, or be obligated to indemnify the Company for, special, indirect or consequential damages even if the Administrator has been advised of the possibility of such damages.

6.	Duration and Termination. This Agreement shall become effective as of the date hereof and shall thereafter continue in effect unless terminated as herein provided. This Agreement may be terminated by either party hereto (without penalty) at any time by giving not less than 60 days’ prior written notice to the other party hereto.

7.	Services to Others. The services of the Administrator to the Company hereunder are not exclusive and nothing in this Agreement shall limit or restrict the right of the Administrator to engage in any other business or to render services of any kind to any other corporation, firm, individual or association. The Administrator shall be deemed to be an independent contractor, unless otherwise expressly provided or authorized by this Agreement.

8.	References to the Administrator. During the term of this Agreement, the Company agrees to furnish the Administrator at the principal office of the Administrator prior to use thereof all prospectuses, proxy statements, reports to shareholders, sales literature, or other material prepared for distribution to shareholders of the Company or the public that refer in any way to the Administrator. If the Administrator reasonably objects in writing to such references within five business days (or such other time as may be mutually agreed) after receipt thereof, the Company will modify such references in a manner reasonably satisfactory to the Administrator. In the event of termination of this Agreement, the Company will continue to furnish to the Administrator copies of any of the above-mentioned materials that refer in any way to the Administrator and, as soon as practicable after such termination, shall eliminate all references to the Administrator in all written materials used thereafter. The Company shall furnish or otherwise make available to the Administrator such other information relating to the business affairs of the Company as the Administrator at any time, or from time to time, reasonably requests in order to discharge its obligations hereunder.

9.	Record Retention and Confidentiality. The Administrator shall keep and maintain on behalf of the Company all books and records which the Company and the Administrator is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31a-1 and 31a-2 under the 1940 Act, relating to the maintenance of books and records in connection with the services to be provided hereunder. Bear Stearns Funds Management Inc. further agrees that all such books and records shall be the property of the Company and to make such books and records available for inspection by the Company or by the SEC at reasonable times and otherwise to keep confidential all books and records and other information relative to the Company and its shareholders; except when requested to divulge such information by duly-constituted authorities or court process.

10	Amendments. This Agreement may be amended only by mutual written consent.

11.	Notices. Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Administrator at 383 Madison Avenue, 23rd floor, New York, New York 10179, Attention: Frank J. Maresca, President and Chief Executive Officer or (2) to the Company at 1100 Louisiana Street, Suite 4550, Houston, Texas 77002, Attention: Terry A. Hart, Chief Financial Officer and Treasurer.

12.	Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto solely with respect to the matters covered hereby and the relationship between the Company and Bear Steams Funds Management Inc. as Administrator. Nothing in this Agreement shall govern, restrict or limit in any respect any other business dealings between the parties hereto unless otherwise expressly provided herein.

13.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to choice of law principles thereof and in accordance with the Investment Company Act. In the case of any conflict the Investment Company Act shall control.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ATTEST:	KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY

By:
Name: Terry A. Hart
Title: Chief Financial Officer and Treasurer

ATTEST:	BEAR STEARNS FUNDS MANAGEMENT INC.

By:
Name: Frank J. Maresca
Title: President and Chief Executive Officer